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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             Westerbeke Corporation
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                   957547102
                                 (Cusip Number)


                                  Paul B. Luber
                      c/o Great Lakes Capital Holdings, LLP
                            4201 North Oakland Avenue
                                 (414) 906-9900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 13, 1998
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 141,255 shares, which constitutes approximately 7.36% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 1,917,812 shares outstanding based on information contained in the Issuer's 10-Q Quarterly Report for the Quarterly period ending July 25, 1998.





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1.       Name of Reporting Person:

         Paul B. Luber

2.       Check the Appropriate Box if a Member of a Group:

                                    (a) /   /

                                    (b) / X /

3.       SEC Use Only

4.       Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                    /   /

6.       Citizenship:  United States


                    7.      Sole Voting Power:        Paul Luber  133,255 (1)
                                                      Great Lakes Capital
                                                      Holdings, LLP
                                                      79,700 (1)
Number of Shares
Beneficially        8.      Shared Voting Power:      -0-
Owned By
Each
Reporting           9.      Sole Dispositive Power:   Paul Luber  133,255 (1)
Person With                                           Great Lakes Capital
                                                      Holdings, LLP
                                                      79,700 (1)

                    10.     Shared Dispositive Power:   -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting
         Person: 133,255 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                    /   /

13.      Percent of Class Represented by Amount in Row (11): 6.95%

14.      Type of Reporting Person: IN
----------




(1) Paul Luber owns directly 53,555 shares of Common Stock and has sole voting and dispositive power of the 79,700 shares of Common Stock owned directly by Great Lakes Capital Holdings, LLP.


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1.       Name of Reporting Person:

         Oyvind Solvang

2.       Check the Appropriate Box if a Member of a Group:

                             (a) /   /

                             (b) / X /

3.       SEC Use Only

4.       Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                    /   /

6.       Citizenship:  Norway

                   7.       Sole Voting Power:        8,000
Number of Shares
Beneficially       8.       Shared Voting Power:      -0-
Owned By
Each
Reporting          9.       Sole Dispositive Power:   8,000
Person With

                   10.      Shared Dispositive Power:    -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:  8,000

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                    /   /

13. Percent of Class Represented by Amount in Row (11): less than one percent

14.      Type of Reporting Person: IN
----------





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1.       Name of Reporting Person:  Great Lakes Capital Holdings, L.L.P.

                  IRS Identification No. 39-1687202

2.       Check the Appropriate Box if a Member of a Group:

                                    (a) /   /

                                    (b) / X /

3.       SEC Use Only

4.       Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                    /   /

6.       Citizenship or Place of Organization: Wisconsin

                           7.       Sole Voting Power:        79,700 (1)
Number of
Shares                     8.       Shared Voting Power:      -0-
Beneficially
Owned By                   9.       Sole Dispositive Power:   79,700 (1)
Each
Reporting                  10.      Shared Dispositive Power:   -0-
Person With

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         79,700 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                    /   /

13.      Percent of Class Represented by Amount in Row (11): 4.16%

14.      Type of Reporting Person: PN

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(1)      Paul Luber owns directly 53,555 shares of Common Stock and has sole voting and dispositive power of the 79,700 shares of Common Stock owned directly by Great Lakes Capital Holdings, LLP.



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Item 1.  SECURITY AND ISSUER.

         This statement relates to shares of Common Stock, par value $0.01 per share (the "Stock"), of Westerbeke Corporation. (the "Issuer"). The principal executive offices of the Issuer are located at Avon Industrial Park, Avon Massachusetts, 02322. The statement is being filed on behalf of Paul B.
Luber, Great Lakes Capital Holdings, LLP and Oyvind Solvang.

Item 2.  IDENTITY AND BACKGROUND.

         First Reporting Person

                  Paul B. Luber.

                  7900 W. Tower Avenue, Milwaukee, Wisconsin  53223.

                  Occupation: Chief Executive Officer, Super Steel Products Corp. 7900 W. Tower Avenue, Milwaukee, Wisconsin 53233.

         Second Reporting Person

                  Great Lakes Capital Holdings, LLP.
                  c/o Paul B. Luber

                  4201 North Oakland Avenue
                  Shorewood, Wisconsin  53211

                  The general partners of Great Lakes Capital Holdings, LLP are Paul B. Luber and Fred G. Luber. Information for Paul B. Luber is set forth above. Information for Fred G. Luber is as follows:

                  Fred G. Luber
                  7900 W. Tower Avenue
                  Milwaukee, Wisconsin  53233

                  Occupation:  Chairman, Super Steel Products Corp.

         Third Reporting Person

                  Oyvind Solvang
                  700 North Water Street
                  Suite 1200
                  Milwaukee, Wisconsin  53202

                  Occupation:  Principal, Lubar & Co.

                  None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).



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                  None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  All of the natural persons identified in this Item 2 are citizens of the United States of America except that Oyvind Solvang is a citizen of Norway.

                  Great Lakes Capital Holdings, LLP is a Wisconsin limited liability partnership.



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Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock reported hereon are as follows:

REPORTING PERSON                     SOURCE OF FUNDS            AMOUNT OF FUNDS

Paul B. Luber                            PF                         $13,375
Great Lakes Capital Holdings, LLP        WC                         $3,250
Oyvind Solvang                           No shares purchased        N/A
                                         in last 60 days

Item 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons acquired and continue to hold the shares of Stock reported herein primarily for investment purposes. The Reporting Persons have had discussions with senior management of the Issuer regarding a number of issues including the purchase of additional stock by the Reporting Persons and representation on the Issuer's board of directors, and may in the future have additional discussions concerning various operational and financial aspects of the Issuer's business. The Reporting Persons also may, in the future, have discussions with senior management and other shareholders of the Issuer concerning various ways of maximizing long-term shareholder value.

         Depending on market conditions and other factors that each of the Reporting Persons may deem material to its investment decision, such Reporting Person may purchase additional shares of the Stock in the open market or in private transactions. Depending on these same factors, such Reporting Person may sell all or a portion of the shares of the Stock that it now owns or hereafter may acquire on the open market or in private transactions.

         Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b)  Paul B. Luber.

                  Mr. Luber may be deemed to be the beneficial owner of 133,255 shares of Stock, which constitutes 6.95% of the outstanding shares of the Stock.

                  Paul B. Luber has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 133,255 shares of Stock.

                  Great Lakes Capital Holdings, LLP

                  Because of their position as general partners of Great Lakes Capital Holdings, LLP, each of Paul B. Luber and Fred G. Luber may be deemed to be the beneficial owner of 79,700 shares of Stock owned by Great Lakes Capital Holdings, LLP.



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                  Oyvind Solvang

                  Oyvind Solvang is the beneficial owner of and has sole voting and dispositive power with respect to 8,000 shares of stock, which constitutes less than one percent of the outstanding stock.

                  To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in
                  Item 2 herein is the beneficial owner of any shares of the Stock.

         (c) During the past 60 days, the Reporting Persons have purchased shares of the Stock in the open market in transactions as follows:

                                                       No. of Shares   Price Per
                  Person               Date              Purchased       Share

                  Great Lakes Capital  09/09/98            1,000         $3.25
                  Paul Luber           10/13/98            5,000         $2.675

                  Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock since the last filing.

         (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

         (e)      Not Applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Agreement regarding joint filing of the Report.

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

         DATED:    October 28, 1998
                                              /s/ Paul B. Luber
                                              ----------------------------------
                                              Paul B. Luber

                                              Great Lakes Capital Holdings, LLP

                                              By:  /s/ Paul B. Luber
                                                   -----------------------------
                                                   Paul B. Luber, Partner

                                              /s/ Oyvind Solvang
                                              ----------------------------------
                                              Oyvind Solvang

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                           Exhibit to Amendment No. 1
                                       to
                            Schedule 13D Relating to
                             Westerbeke Corporation


         The undersigned hereby agree that the attached Amendment No. 1 to
Schedule 13D is filed on behalf of each of the undersigned.



                                              /s/ Paul B. Luber
                                              ----------------------------------
                                              Paul B. Luber

                                              Great Lakes Capital Holdings, LLP


                                              By: /s/ Paul B. Luber
                                                  ------------------------------
                                                   Paul B. Luber, Partner

                                              /s/ Oyvind Solvang
                                              ----------------------------------
                                              Oyvind Solvang